CONSENT TO ACTION BY SHAREHOLDER

OF

AMERICAN RESOURCES CORPORATION

WITHOUT A MEETING

WHEREAS, Kirk P. Taylor (“Shareholder”), is a shareholder of American Resources Corporation, a Florida corporation (the “Company”), who owns 486,115 shares of Company Series A Preferred Stock (the “Preferred Stock”) with 1,000 votes per share, and deems it appropriate to vote all of his shares of the Preferred Stock in favor of amending the articles of incorporation of the Company, and that such shareholder action shall occur pursuant to a written consent without a meeting in accordance with Fla. Stat. § 607.0704(1) (2016).

NOW THEREFORE, pursuant to Section 607.0704(1) of the Florida Business Corporation Act, Shareholder hereby exercises his rights as a shareholder of the Company and consents to take this action without a meeting, waives notice of a meeting to take the corporate action set forth herein and votes all of his shares of Company Preferred Stock in favor of the amendment of the Company’s Articles of Incorporation to increase the number of authorized “blank check” preferred stock to 100 million shares; for designating 20 million of the “blank check” preferred stock as a “Series B Preferred Stock”; and for the filing of such Articles of Amendment with the Florida Department of State, Division of Corporations.

This Consent to Action by Shareholder Without A Meeting is hereby executed and delivered to the Company at its principal address at 8856 South Street, Fishers, Indiana 46038, and is dated and effective this 21st day of March, 2017.

/s/ Kirk P. Taylor

Kirk P. Taylor, Shareholder

Company Receipt Acknowledged:

/s/ Mark C. Jensen

Date:

03/21/2017

Mark C. Jensen, Director